Carnot Compression Inc.



ANNUAL REPORT

5610 Scotts Valley Drive, Ste. B513

Scotts Valley, CA 95066

0

https://carnotcompression.com/

This Annual Report is dated June 15, 2021.

BUSINESS

Carnot Compression is revolutionizing the $30+ billion compressor with its proprietary isothermal compression technology. The CarnotTM Compressor solves the heat of compression problem by using a working liquid to compress a gas, while actively removing the heat of compression throughout the compression process. By more effectively capturing the heat of compression, the CarnotTM Compressor delivers low temperature oil-free compressed air with high reliability and a 100% duty cycle. Carnot's technology is protected by multiple issued and pending patents both in the US and large international markets. The technical merit and potential for the technology is evidenced by grant funding from the National Science Foundation and the California Energy Commission.

Carnot Compression was formed on February 19, 2014 as a Delaware Limited Liability Company. On May 11, 2020 the company filed a certificate of conversion to convert the Limited Liability Company from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act.

Previous Offerings

Between 2020 and 2019, we sold _287713_____ [shares of common stock] in exchange for $_1.00____ per share under Regulation Crowdfunding.

Name: Class A LLC Units

Type of security sold: Equity

Final amount sold: $155,133.00

Number of Securities Sold: 387,833

Use of proceeds: Product development and general working capital

Date: December 31, 2019

Offering exemption relied upon: 501 (D)

Type of security sold: SAFE

Final amount sold: $40,000.00

Use of proceeds: Intellectual property costs and general working capital

Date: July 12, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Revenues were $51,593, a decrease of 94% from $811,760 in 2019. The decrease in revenues in 2020 was mainly due to the completion of a research grant from the California Energy Commission (CEC).

COGS went from $618,456 in 2019 to $222,446 in 2020, reflecting the completion of the research grant from the CEC.

As a result of decreased revenues, the company experienced an operating loss in 2020 as it continued its research and development efforts to bring its technology to market.

Historical results and cash flows:

The company had an accumulated deficit of $1,350,913 and cash in the amount of $17,742 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

In 2020, cash used in operating activities was in the amount of $495,989, in comparison, the company had an outflow from operating activities in the amount of $80,715 in 2019. The contrasting result in cash flows from operating activities for both years was primarily due to a decrease in research grant revenues in 2020 while the Company continued with its product development efforts.

Investing Activities

In 2020, the company's cash used in investing activities was $68.089 compared to $117,774 in 2019. The decrease in cash used in investing activities was due to a decrease in costs for patents.

Financing Activities

Cash provided by financing activities increased to $572,969 in 2020 compared to $190,066 in 2019. The increase in cash provided by financing activities was primarily due to the equity raised through the Reg CF offering and borrowings on promissory notes.

Management is hopeful that the company will turn around the decrease of revenues in 2020 and start generating product sales as the company's plan is to enter into niche markets around the country and begin selling directly to customers and through distributors within the next year. We believe that our value proposition will enable us to gain traction in a premium-priced market. Current oil-free air compressors in the 10 -15 horsepower range sell for upwards of $17,000. After our market entry, we believe that successful operating history and low maintenance costs will enable us to offer premium pricing and build customer loyalty. Our market prospects are really good. Air compressors make up a growing market that's projected to pass $40B by 2025, with the oil-free compression segment representing around a third of the sector.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $17,242.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: American Express National Bank

Amount Owed: $29,204.00

Interest Rate: 8.98%

Maturity Date: August 12, 2022

On August 7, 2019, the company entered into a loan agreement with American Express National Bank in the amount of $ 50,000. The loan bears an interest rate of 8.98% and matures on August 12th, 2022. The loan is to be paid in 35 monthly payments in the amount of $1,589.77 starting on September 12, 2019, and a last payment in the amount of $1,577.68 on August 12, 2022. $28,565 of the balance was classified as non-current, $ 16,313 was classified as current portion of loan payable within current liabilities.

Creditor: Wells Fargo

Amount Owed: $27,000.00

Interest Rate: 6.0%

Creditor: Wells Fargo

Amount Owed: $17,675.00

Interest Rate: 12.24%

Creditor: Santa Cruz County Bank

Amount Owed: $392,773.00

Interest Rate: 7.0%

Maturity Date: July 27, 2021

On January 7, 2020 the Company entered into a promissory note with Santa Cruz County Bank in the amount of $ 350,000. The note carries an initial rate at 7% and matures on July 27, 2021 when the entire outstanding balance together with interest will be paid (bullet repayment). The promissory note was amended in the amount of $450,000 in December 2020.

Creditor: Santa Cruz County Bank

Amount Owed: $77,155.00

Interest Rate: 1.0%

Maturity Date: April 21, 2022

On April 21, 2020 the Company entered into a second promissory note with Santa Cruz County Bank in the amount of $77,155. The note carries an interest rate of 1% and matures on April 21, 2022. The Loan was made in accordance with, and under, Section 1102 and 1106 of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) signed by the President of the United States on March 27, 2020. The Loan is commonly known as the SBA 7(a) Paycheck Protection Program Loan.

Creditor: American Express

Amount Owed: $54,317.00

Interest Rate: 12.24%

Creditor: Capital One

Amount Owed: $17,017.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Thompson

Todd Thompson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: February 19, 2014 - Present

Responsibilities: CEO

Name: Hans Shillinger

Hans Shillinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: February 19, 2014 - Present

Responsibilities: Product Development

Name: Wayne Hagan

Wayne Hagan's current primary role is with Quanta Utility Engineering Services. Wayne Hagan currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February 20, 2014 - Present

Responsibilities: Wayne is a member of the Board of Directors. He does not receive a cash salary. Wayne owns 1,346,035 shares of common stock. He also has a SAFE with a valuation cap of $8 million.

Other business experience in the past three years:

Employer: Quanta Utility Engineering Services

Title: Senior Electrical Engineer

Dates of Service: February 01, 2018 - Present

Responsibilities: Comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

Other business experience in the past three years:

Employer: North Sky Engineering

Title: Senior Electrical Engineer

Dates of Service: January 01, 2010 - January 31, 2018

Responsibilities: Comprehensive design of distribution systems; system capacity, protection, reliability, operations and maintenance, industry and local standards, feasibility, & construct-ability.

Name: Sean Kilgrow

Sean Kilgrow's current primary role is with Machado & Sons. Sean Kilgrow currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February 20, 2014 - Present

Responsibilities: Sean is a member of the Board of Directors. He does not receive any cash compensation. Sean owns 983,276 shares of common stock.

Other business experience in the past three years:

Employer: Machado & Sons

Title: President, Alternative Fuels Division

Dates of Service: October 01, 2019 - Present

Responsibilities: Sean is responsible for developing waste to gas projects for the company.

Other business experience in the past three years:

Employer: Doosan

Title: Senior Director, Project Delivery and Power Engineering

Dates of Service: November 30, 2018 - September 30, 2019

Responsibilities: Manage key customer engagements and serve as project sponsor for all projects.

Other business experience in the past three years:

Employer: Black & Veatch

Title: Regional General Manager

Dates of Service: September 01, 2014 - October 30, 2018

Responsibilities: Sean was responsible for business development efforts within the Southwestern US for the Black & Veatch Energy Business

Name: Larry Leis

Larry Leis's current primary role is with Conestoga Energy Partners. Larry Leis currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February 20, 2014 - Present

Responsibilities: Larry is a member of the Board of Directors. He does not receive any cash compensation. Larry owns 1,430,000 shares of common stock (directly and as president of No-Drill Inc.).

Other business experience in the past three years:

Employer: Conestoga Energy Partners

Title: Vice President and Board Member

Dates of Service: January 01, 2007 - Present

Responsibilities: Larry is a member of the Board of Directors

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Hans Shillinger

Amount and nature of Beneficial ownership: 2,441,728

Percent of class: 20.91

RELATED PARTY TRANSACTIONS

The Company owes $1,789 and $940 in unreimbursed expenses as of December 31, 2020 and

December 31, 2019. The amounts have been classified as other current liabilities in the balance sheet.

During 2020 the Company purchased marketing services from Harold Made Inc., a business in which Michael Leibowitz, one its shareholders and advisors has an ownership interest. The total marketing services paid to the business was $17,133.

OUR SECURITIES

Our authorized capital stock consists of __20,000,000_____ shares of common stock, par value $0.0001_____ per share. As of December 31, 2020, __11,388,520_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing ongoing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

Our technology is still being developed and tested. We are currently testing a pre-commercial compressor. Further testing and designed will be required to bring the product to commercial readiness. It is possible that there may never be a viable commercial product based on our technology.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype of our compressor. Delays or cost overruns in the development of our compressor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with our next design iteration we will have a commercial product that will be of interest to certain early adopter customers. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and to date it's only source of revenue has been from research grants. If you are investing in this company, it's because you think that the Carnot Compressor is a compelling technology, that the team will be able to successfully market, and sell the product at a profit level that will enable us to build a successful company. Further, we have never turned a profit as a product company and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many patents trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Technology Readiness

The company's technology has not been proven over an extended duty cycle in representative operating conditions. Furthermore, the technology has not been manufactured at scale. The Company's ability to sell its product at a viable profit and establish a customer base are therefore uncertain.

Market Conditions

Demand for our product is sensitive to worldwide economic conditions. Current economic uncertainty driven by COVID-19 may cause demand for air compressors to decline for an uncertain period of time. This may cause price competition within the industry which may limit our ability to sell our product at a reasonable margin.

COVID-19

We operate in states that have been subject to shelter in place orders to prevent the spread of COVID-19. These restrictions have delayed testing the prototype developed under EPC 16-046 from the California Energy Commission. We may be subject to ongoing or re-occurring shelter in place orders that cause delays in development, testing, and commercialization in the future.

Safety and Liability

Our compressor is an industrial product that has inherent safety risks. Features required to operate the product safely may subject us to unexpected cost increases and will require us to obtain liability insurance for product liability once we begin selling our product. In the future, customers may use our product in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, compressors are often integral to the production process for some end-users and any failure of our products could result in a suspension of operations. We cannot be certain that our products will be completely free from defects. We cannot guarantee that insurance will be available or adequate to cover all liabilities that we may incur. We also may not be able to obtain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our product is used in the future.

New Product Introduction and Acceptance

Our product is often used in critical production and operational processes. Customers may be hesitant to adopt our product which may limit our ability to achieve market traction. Without sufficient adoption of our product we may never achieve a sustainable level of operating profit.

Regulatory

Our product may be subject to varying level of regulations depending on its ultimate use case. Our ability to comply with regulations may force us to incur additional costs or may prevent us from profitably exploiting the technology for all of its potential use cases.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Carnot Compression Inc.

By /s/ *Todd Thompson*

   Name: Todd Thompson

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CARNOT COMPRESSION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Carnot Compression, Inc.
Scotts Valley, California

We have reviewed the accompanying financial statements of Carnot Compression, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 19, 2021
Los Angeles, California

CARNOT COMPRESSION, INC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020	2019
(USD $ in Dollars)			
ASSETS			
Current Assets:			
Cash & cash equivalents	$	17,472 $	8,581
Accounts receivable—net		-	140,220
Prepaids and other current assets		992	881
Total current assets		**18,464**	**149,682**
Property and equipment, net		4,098	6,686
Intangible assets, net		389,504	339,064
Security deposit		1,697	-
Total assets	$	**413,763** $	**495,432**
LIABILITIES AND MEMBERS' EQUITY			
Current Liabilities:			
Accounts payable		56,402	39,168
Credit Card		89,005	50,817
Current Portion of Loan Payable		70,613	16,313
Line of Credit		27,000	137,552
Promissory Note		392,773	-
Deferred Revenue		40,000	40,000
Other current liabilities		102,647	30,790
Total current liabilities		**778,439**	**314,638**
SAFE		-	40,000
Loan Payable		35,746	28,568
Total liabilities		**814,185**	**383,207**
SHAREHOLDERS' EQUITY			
Common Stock		1,133	-
Additional Paid In Capital		949,328	-
Equity Crowdfunding- Common Stock		29	-
Members' equity		-	570,272
Retained earnings/(Accumulated Deficit)		(1,350,913)	(458,047)
Total Shareholders' equity		**(400,422)**	**112,225**
Total liabilities and shareholders' equity	$	**413,763** $	**495,432**

See accompanying notes to financial statements.

CARNOT COMPRESSION, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 51,593	$ 811,760
Cost of goods sold	222,446	618,456
Gross profit	(170,852)	193,304
Operating expenses		
General and administrative	639,649	187,756
Sales and marketing	54,939	-
Total operating expenses	694,588	187,756
Operating income/(loss)	(865,440)	5,547
Interest expense	27,426	21,173
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(892,866)	(15,625)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (892,866)	$ (15,625)

See accompanying notes to financial statements.

CARNOT COMPRESSION, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Memebrs' Equity	Common Stock - Class A		Equity Crowdfunding - Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder ' Equity
		Shares	Amount	Shares	Amount			
Balance—December 31, 2018	$ 415,139						$ (442,421)	$ (27,283)
Member contribution	110,133							110,133
Conversion SAFE into Equity	45,000							45,000
Net income/(loss)							(15,625)	(15,625)
Balance—December 31, 2019	570,272						$ (458,046)	$ 112,225
Net income/(loss)							(892,866)	(892,866)
Conversion from LLC to C Corp	(570,272)	11,332,182	1,133			569,139		-
Capital raised on Crowdfunding				287,713	29	229,241		229,270
Shared Based Compensation		-	-			110,948		110,948
Conversion SAFE into Equity		56,338				40,000	-	40,000
Balance—December 31, 2020	-	11,388,520	1,133	287,713	29	949,329	$ (1,350,913)	$ (400,422)

See accompanying notes to financial statements.

CARNOT COMPRESSION, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (892,866)	$ (15,625)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	2,588	2,588
Amortization of intangibles	17,650	15,349
Share Based Compensation	110,948	
Changes in operating assets and liabilities:		
Accounts receivable	140,220	66,881
Inventory	-	-
Prepaid expenses and other current assets	(112)	1,880
Deferred revenues	-	(140,624)
Accounts payable and accrued expenses	17,234	21,255
Credit Cards	38,188	(13,392)
Other current liabilities	71,858	(19,027)
Security Deposit	(1,697)	
Net cash provided/(used) by operating activities	**(495,989)**	**(80,715)**
CASH FLOW FROM INVESTING ACTIVITIES		
Patent Costs	(68,089)	(117,774)
Net cash provided/(used) in investing activities	**(68,089)**	**(117,774)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Line of Credit	(110,552)	-
Repayment on Line of Credit	-	(4,948)
Borrowing on SAFE	-	40,000
Borrowing on Loan Payable	61,478	44,881
Borrowing on Promissory Note	392,773	
Capital raised on Crowdfunding	229,270	
Member Contribution		110,133
Net cash provided/(used) by financing activities	**572,969**	**190,066**
Change in cash	8,890	(8,423)
Cash—beginning of year	8,581	17,004
Cash—end of year	**$ 17,472**	**$ 8,581**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 27,426	$ 21,173
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of SAFE into equity	$ 40,000	$ -

See accompanying notes to financial statements.

CARNOT COMPRESSION, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1. NATURE OF OPERATIONS

Carnot Compression, Inc formerly known as Carnot Compression LLC, was originally formed on February 19, 2014 in the state of Delaware. On May 11, 2020, the filed a Certificate of Conversion to convert from a Delaware limited liability company to a Delaware C Corporation. The financial statements of Carnot Compression Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company has executed this Certificate of Conversion on May 11, 2020 and convert from the Limited Liability Company from a Delaware limited liability company to a Delaware corporation. The Company's headquarters are located in Scotts Valley, California.

Carnot Compression Inc. is engaged in developing and commercializing a proprietary, highly disruptive isothermal gas compression technology. The Company's technology addresses a very significant global energy challenge. Compression applications are widespread among industrial, commercial, and residential customers including industrial air and gas compression, compressed natural gas (CNG), refrigeration, and within air conditioning. Despite the widespread need for compression, the current state of the art technology is often energy inefficient, and for many applications very costly, with the heat of compression playing a major role in operating costs. For industrial air compressors, it is estimated that as much as 90% of the energy input to compress air is lost, primarily due to the heat of compression. In addition to driving up energy usage, the heat of compression also causes wear on component parts, necessitates multiple compression stages to achieve high pressure ratios, and leads to added costs for cooling for many applications. The Company's technology solves the heat of compression problem by isothermally compressing a gas/liquid emulsion in a rotating housing. The Company has a roadmap to achieving significant efficiency improvements across a variety of compression use cases

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

CARNOT COMPRESSION, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company currently has multiple issued and pending patents for the technology that has been created and developed, all of which are in varying stages. All legal fees associated with the filing of these patents are being capitalized. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Income Taxes

Carnot Compression, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company's revenue is made up of funded research and development from private enterprises and government agencies to further develop technology. Revenue is recognized in accordance with the terms within each individual contract or grant agreement as the revenue is realized and earned.

Cost of Goods Sold

The Company's cost of goods sold consist of direct labor and materials.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $54,939 and $0, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

CARNOT COMPRESSION, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 19, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	$ 992	$ 881
Total Prepaids Expenses and other Current Assets	**$ 992**	**$ 881**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Deferred Payroll	$ 100,058	$ 27,099
Accrued expenses	800	2,750
Due to owners	1,789	940
Total Other Current Liabilities	**$ 102,647**	**$ 30,790**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 12,941	$ 12,941
Property and Equipment, at Cost	12,941	12,941
Accumulated depreciation	(8,843)	(6,255)
Property and Equipment, Net	**$ 4,098**	**$ 6,686**

CARNOT COMPRESSION, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $2,588 and $2,588 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2020, and December 31, 2019, intangible asset consists of:

As of Year Ended December 31,	2020		2019	
Intangible assets, at cost	$	**436,464**	$	**368,375**
Capitalized patent costs		436,464		368,375
Accumulated amortization		(46,960)		(29,310)
Intangible assets, Net	$	**389,504**	$	**339,064**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2020 and 2019 was in the amount of $17,650 and $15,349 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense	
2021	$	19,838
2022		19,838
2023		19,838
2024		19,838
Thereafter		310,150
Total	$	**389,504**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares class A, with par value of 0.0001. As of December 31, 2020, 11,613,520 of class A, have been issued and are outstanding.

SAFEs to Equity Conversion

During the year, the Company converted $40,000 of SAFEs into 56,328 of common shares of Class A.

CARNOT COMPRESSION, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	5.00
Risk-free interest rate	0.90%
Expected volatility	60%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	500,000	$ 1.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	500,000	$ 1.00	4.20
Exercisable Options at December 31, 2020	225,000	$ 1.00	4.20

Stock option expense for the years ended December 31, 2020 was $110,948.

8. DEBT

Promissory Notes & Loans

During the 2019 and 2020, the Company received loans in the aggregate amount of $127,155 from AMEX National Bank and the U.S Small Business Administration (SBA).

During 2020 the Company also entered into a Promissory Note Agreement with Santa Cruz Country Bank in the amount of $450,000. The details of the Company's loans, promissory notes and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan agreement with American Express National Bank	$ 50,000	8.98%	Fiscal Year 2019	8/12/2022	$ 4,490	$ 4,490	$ 19,176	$ 10,028	$ 29,204	$ 4,030	$ 4,030	$ 16,313	$ 28,568	$ 44,881
Santa Cruz County Bank- PPP Loan	$ 77,155	1.00%	Fiscal Year 2020	4/21/2022	772	772	51,437	25,718	77,155					
Santa Cruz Country Bank- Promissory Note	$ 450,000	7.00%	Fiscal Year 2019	7/27/2021	31,500	31,500	392,773		392,773					-
									-					-
Total					$ 36,762	$ 36,762	$ 463,386	$ 35,746	$ 499,132	$ 4,030	$ 4,030	$ 16,313	$ 28,568	$ 44,881

The Company applied for PPP loan forgiveness, and it expects for the loan to be forgiven. Once the loan is forgiven, the Company will recognize other income in the amount of the forgiven loan.

Line of Credit

During 2017, the company entered into a line of credit agreement with Wells Fargo in the amount of $27,000. The interest rate is 7% per annum. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $27,000 and 25,552, respectively. The entire balance is classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (254,818)	$ -
Valuation Allowance	254,818	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (254,818)	$ -
Valuation Allowance	254,818	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $894,175 and the Company had state net operating loss ("NOL") carryforwards of approximately $894,175. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company owes $1,789 and $940 in unreimbursed expenses as of December 31, 2020 and December 31, 2019. The amounts have been classified as other current liabilities in the balance sheet.
During 2020 the Company purchased marketing services from Harold Made Inc., a business in which Michael Leibowitz, one its shareholders and advisors has an ownership interest. The total marketing services paid to the business was $17,133.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 2018, the Company entered into an office lease agreement with Turner Land Company, LP in the amount of $1,348 per month for base rent and common area operating expenses in the amount of $ 348 for the period 2/1/2019 to 2/28/2019. The lease commenced on February 1, 2019 and expired on January 31, 2020. After the lease expired, the company entered into a month-to-month lease basis.

Rent expense was in the amount of $21,241 and $20,696 as of December 31, 2020 and December 31, 2019 respectively

Contingencies

CARNOT COMPRESSION, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through February 19, 2020 the date the financial statements were available to be issued.

On February 3, 2021 the Company obtained a PPP Second Draw Loan from Santa Cruz County Bank in the amount of $76,090. The Company believes it will meet the requirements for loan forgiveness.

On February 8th, 2021 the Company received a purchase order for a beta version of its air compressor. This marks the Company's first product revenue.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $892,866, an operating cash flow loss of $495,989 and liquid assets in cash of $17,472, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Todd Thompson, Principal Executive Officer of Carnot Compression Inc., hereby certify that the financial statements of Carnot Compression Inc. included in this Report are true and complete in all material respects.

Todd Thompson

Principal Executive Officer